Mail Stop 4628


September 28, 2018

Stephen Kaufer
Chief Executive Officer and President
TripAdvisor, Inc.
400 1st Avenue
Needham, MA 02494

       Re:    TripAdvisor, Inc.
              10-K for Fiscal Year Ended December 31, 2017
              Filed February 21, 2018
              File No. 1-35362

Dear Mr. Kaufer:

        We refer you to our comment letter dated August 13, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                          Sincerely,

                                                          /s/ Cecilia Blye

                                                          Cecilia Blye, Chief
                                                          Office of Global
Security Risk

cc:    Barbara Jacobs
       Assistant Director
       Division of Corporation Finance

       Linda C. Frazier
       Vice President and Associate General Counsel
       TripAdvisor, Inc.